Exhibit 99.1

Supplemental Pro-Forma Income Statement

	Three Months Ended March 31, 2013			Three Months Ended March 31, 2012
	CBMG	EastBridge	Pro-forma	CBMG	EastBridge	Pro-forma
	As stated	Q1 2013	Consolidated	As stated	Q1 2012	Consolidated
Revenues	$-	$-	$-	$78,589	$-	$78,589

Cost of goods sold	-	-	-	27,690	-	27,690

Gross profit	-	-	-	50,899	-	50,899

Operating expenses:
General and administrative	5,071,917	212,770	5,284,687	696,511	212,831	909,342
Selling and marketing	28,701	18,392	47,093	29,721	13,464	43,185
Research and development	480,505	-	480,505	255,954	-	255,954
Total operating expenses	5,581,123	231,162	5,812,285	982,186	226,295	1,208,481
Operating loss	(5,581,123)	(231,162)	(5,812,285)	(931,287)	(226,295)	(1,157,582)

Other income (expense)
Interest expense	(257,438)	-	(257,438)	-	1,675	1,675
Interest income	971	455	1,426	1,013	-	1,013
Gain on extinguishment of debt	-	-	-	-	6,128	6,128
Other expense	(6,071)	-	(6,071)	-	(25,883)	(25,883)
Total other income (expense)	(262,538)	455	(262,083)	1,013	(18,080)	(17,067)
Loss before taxes	(5,843,661)	(230,707)	(6,074,368)	(930,274)	(244,375)	(1,174,649)

Income tax provision	-	-	-	-	-	-
Net loss	$(5,843,661)	$(230,707)	$(6,074,368)	$(930,274)	$(244,375)	$(1,174,649)
Other comprehensive income (loss):
Cumulative translation adjustment	(1,960)	-	(1,960)	$5,819	-	5,819
Unrecognized loss on investments	(620,880)	(4,047,912)	(4,668,791)	-	(22,847)	(22,847)
Comprehensive net loss	$(6,466,501)	$(4,278,619)	$(10,745,119)	$(924,455)	$(267,222)	$(1,191,677)

Earnings per share:
Basic and diluted	$(1.25)	$(0.54)	$(1.30)	$(0.32)	$(0.16)	$(0.27)

Weighted average common shares outstanding:
Basic and diluted	4,668,283	429,009	4,668,283	2,877,825	1,548,917	4,426,742